

November 27, 2013

Via E-mail
Mr. Carlos E. Galvez Pinillos
Chief Financial Officer
Buenaventura Mining Company, Inc.
Carlos Villaran 790
Santa Catalina, La Victoria,
Lima 13, Peru

> **Re:**   **Buenaventura Mining Company, Inc**
> **Form 20-F for the Year Ended December 31, 2012**
> **Filed April 30, 2013**
> **Form 6-K furnished October 31, 2013**
> **File No. 001-14370**

Dear Mr. Galvez Pinillos:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 6-K furnished October 31, 2013

1.   In the earnings release, you disclose cash operating cost per ounce of gold, silver or copper at some of your operating mines. To enhance an investor's understanding of these apparent non-IFRS metrics, please provide the following information in future filings:

- Provide a reconciliation of these non-IFRS measures to the applicable IFRS measures, and clarify the nature and method of calculating each of the adjustments made to compute the cash operating costs for each of your mines.
- Disclose whether cash operating cost is presented net of by-product revenue and clearly label it as cash cost net of by-product revenues. Disclose cash costs without adjusting for by-product revenues.

- If total by-product revenue is material, disclose the reasons why certain metals are considered by-products.
- If there are multiple by-products, provide a reconciliation of the dollar amount of by-product credit attributable to each metal to the total by-product credit.   The total amount of the by-product credit in the reconciliation should agree with the total amount deducted from cash costs, if aggregate cash costs are presented. Disclose the amount of by-product credits per ounce on an aggregate and by-product basis as well if amounts per ounce are presented in the cash costs reconciliation.
- Clarify why this measure is meant to provide more or better information about the costs of producing gold or other metals than an IFRS-derived measure (e.g., cost of revenue)
- As these non-IFRS measures appear to be included in all of your earnings releases, tell us how you considered including this information in your Form 20-F.

Please provide us with draft disclosure of your planned changes.

Form 20-F for the Year Ended December 31, 2012
Item 5. Operating and Financial Reviews and Prospects, page 83
Critical Accounting Policies and Estimates, page 85

2.   We note your disclosure "during the fourth quarter of 2012, we updated our assessment of the recoverability of the book value of our long-term assets under the procedures established by IAS 36 – "Impairment of Assets" for three of our mining units (Recuperada, Poracota and Antapite), which resulted in the recognition of asset impairment charges of US$3.6 million…" Please clarify whether you performed an assessment of all mining properties or only the three properties identified to determine whether there is any indication that there may be impairment. Refer to IAS 36.9. Please provide us with, and confirm to us that you will include in future filings, a more detailed explanation of your impairment assessment.

Financial Statements
Consolidated Statements of Cash Flows, page F-10

3.   We note the subtotals for net cash used in investment and financing activities for the year ended December 31, 2011 have materially changed from the amounts that were originally presented in your Form 20-F filed on April 30, 2012. We observed Note. 2.4 on page F-43 states that approximately $164.9 million from the net sales of investment shares to non-controlling interest was reclassified from cash flows related to investment activities to cash flows related to financing activities. Please further clarify the underlying reasons for the change in accounting for the components within the reclassified amounts and how your revised cash flow presentation and disclosure satisfies the criteria set forth in IAS 8.

Notes to the Consolidated Financial Statements, page F-13
Note 2.3 Summary of Significant accounting principles and policies, page F-24
(p)-Revenue Recognition, page F-38

4.   Disclose how you account for by-product revenues and whether they are classified as revenue, an offset to cost of sales, etc. in the income statement. If by-products are material, please disclose the amounts recorded for by-products for the three years ended December 31, 2012. Please provide us with draft disclosure to be included in future filings.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   •   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   •   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Brian McAllister at (202) 551-3341or Nasreen Mohammed, Assistant Chief Accountant, at (202) 551- 3773 if you have questions regarding the financial statements and related matters. Please contact me at (202) 551-3871 with any other questions.

                                        Sincerely,

                                        /s/Tia L. Jenkins

                                        Tia L. Jenkins
                                        Senior Assistant Chief Accountant
                                        Office of Beverages, Apparel, and
                                        Mining